UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 30, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the transcripts of the 1Q25 Earnings call remarks and Analyst Q&A, which
appear immediately following this page.

First quarter 2025 results

30 April 2025
Speeches by
Sergio P.

Ermotti
, Group Chief Executive Officer,

and
Todd

Tuckner
,
Group Chief Financial

Officer
Including analyst

Q&A session
Transcript.
Numbers for slides refer to the

first quarter 2025 results presentation. Materials and a

webcast
replay are available at

www.ubs.com/investors
Sergio P.

Ermotti
Slide 3 – Key messages

Thank you, Sarah and good morning,

everyone.

Our strong

results in

the first

quarter demonstrate

once again

our ability

to deliver

for stakeholders

in different
market conditions.

The

quarter

was

characterized

by

a

substantial

shift

in

investor

sentiment

and

growth

expectations,

alongside
periods of

significant market volatility.

This dampened the

positive seasonal effect

we typically

experience at the
start of

the year,

and tempered

the bullish

outlook the

market had

coming out

of 2024,

and into

the first

few
weeks of January.
Against this backdrop, these results reflect the power

and scale of our diversified global

franchise, our unwavering
commitment to

clients, disciplined

cost management

and the

substantial

progress made

in integrating

Credit Suisse.
All this is underpinned by a balance sheet for all

seasons.
First-quarter net profit reached

1.7 billion, and our underlying

return on CET1 capital stood

at 11.3%, supported
by positive operating leverage in our core businesses.

Net new

inflows onto our

asset-gathering platform were

robust, including

32 billion

in net

new assets in

Global
Wealth

Management

and

7

billion

net

new

money

in

Asset

Management.

Although

we

haven’t

seen

a

major
strategic shift in asset allocation,

the breadth and depth of

our advice and global

capabilities helped clients protect
their wealth and navigate the market volatility.

We saw significant

demand for mandate solutions, structured

products and Alternatives, including new offerings
within

our

Unified

Global

Alternatives

unit,

where

total

assets

reached

nearly

300

billion.

For

our

clients

in
Switzerland, we

kept delivering

on our

commitment to

be a

reliable partner.

During the

quarter,

we granted

or
renewed 40 billion Swiss francs of loans.

In the

Investment Bank,

we continue

to execute

on our

capital-light strategy. The

investments we

made in

our areas
of strategic importance

allowed us

to win further

market share. Global

Markets achieved

its best quarter

on record.
In Global Banking, we outperformed

the fee pools in M&A and

ECM, despite a challenging

market backdrop. I am
also pleased to see that we are building on our

already-healthy pipeline.

As the

second quarter

kicked off,

the unveiling

of significant

changes to

tariffs on

trading partners

by the

U.S.
administration

increased

uncertainty and

market

volatility,

while

in

some

days,

trading

volumes

exceeded

their
Covid-era peak by around 30%.
I am

especially pleased by

the way

our colleagues were

able to

intensify their engagement with

institutional and
private clients during this period. The investments we’ve made to reinforce our infrastructure are

paying off, with
our operations proving stable and resilient as we facilitate client activity across asset classes.
Looking ahead,

the economic

path forward

is particularly

unpredictable, and

the range

of possible

outcomes is
wide. The prospect of

higher tariffs on global

trade presents a material risk

to global growth and

inflation. While
we are encouraged that negotiations are ongoing, a prolonged period of discussions and speculation will come at
a cost. Uncertainty is

likely to affect

sentiment and lead businesses

and investors to delay

important decisions on
strategy, capital allocation and investment.
In

this

environment,

we

expect

financial

markets

to

remain

sensitive

to

new

developments,

both

positive

and
negative, which

are likely

to lead

to further

spikes in

volatility.

In light

of this,

we are

unwavering in

serving our
clients, executing on our growth strategy and following

through on our integration plans.

On that, over the

course of the first

quarter, we finalized our preparations to migrate

more than one million

clients
in Switzerland onto UBS

platforms and continued

to integrate 95 petabytes

of data. We moved a

small pilot group
of clients at the start of April and we are on track to complete the first main wave of migrations by the end of the
second quarter.
We are

pleased with

our progress

in Non-core

and Legacy

as we

continue to

reduce the

complexity of

our operations
through

book closures

and the

decommissioning of

applications. Moreover,

our active

wind-down efforts

have
proven so

effective that

we have

been able

to upgrade

our credit

and market

risk-weighted asset

ambitions for
2025 and 2026.
Our CET1 capital ratio

stands in line with

our guidance at

14.3%. This, combined

with the substantial de-risking

of
the acquisition and our highly capital-generative strategy, gives us confidence in our ability to deliver on our 2025 capital return

objectives. These

remain

contingent on

maintaining a

CET1 capital

ratio

of around

14% and

the
absence of material,

immediate changes

to the current

capital regime. Our

capital strength also

supports our

ability
to deploy investments that reinforce our leadership across the globe and position UBS for the future.

We are working to further enhance our client offering and capabilities to improve profitability in the Americas. At the same time, we are building on our status as the number-one wealth manager in APAC by scaling our offering in the

fastest growing

markets

across the

region, while

reinforcing our

leadership position

in EMEA

and Switzerland.
As

highlighted

in

February,

technology

investments

are

a

key

enabler

for

growth.

We

are

encouraged

by

our
development

and

adoption

of

generative

A.I.

solutions

as

we

empower

our

colleagues

with

tools

to

improve
productivity and deliver tailored solutions to clients.
In closing,

we are

pleased with

our strong

performance this

quarter and

continue to

operate from

a position

of
strength. But

we are

not complacent,

as we

are only

around two-thirds

of the

way to

restoring UBS’s

pre-acquisition
levels of profitability.

In that sense, the

next phase of the

integration is especially important to

harvesting the full
benefits

of

the

acquisition

for

our

clients

and

shareholders,

and

delivering

on

our

long-term

ambitions.

In

the
meantime, we are staying focused on

what we can control: serving our

clients, delivering on our financial targets
and continuing to act as an engine of economic

growth in the communities we serve.
With that, I hand over to Todd.

Todd

Tuckner
Slide 5 – 1Q25 profitability driven by positive operating

leverage in core business divisions
Thank you Sergio, and good morning

everyone.

Throughout my remarks, I’ll refer

to underlying results in US

dollars and make year-over-year

comparisons, unless
stated otherwise.
During the

first quarter of

2025 our core

businesses grew their

combined pre-tax profitability

by 15% on

strong
positive operating

leverage. Overall,

our Group

profit before

tax was

2.6 billion,

down 1%

year-on-year.

Group
revenues were broadly flat

at 12 billion and

up 6% across

our core franchises. Operating

expenses were also

stable
at 9.2 billion,

as we continued

to successfully reduce

our non-production-related costs

across the Group, offsetting
higher financial advisor and variable compensation

accruals in the quarter.

Our EPS was 51 cents and we delivered an 11.3%

return on CET1 capital and a cost/income

ratio of 77.4%.
Slide 6 – 1Q25 demonstrates the strength of our diversified

business model
As

illustrated on

slide 6,

this

quarter’s underlying

performance demonstrates

the

strength

of

our

franchise and
diversified business model, particularly in challenging

and complex markets.

By supporting

clients in

ways that

differentiate UBS,

while maintaining

a sharp

focus on

cost and

resource efficiency,
each of Global

Wealth Management, Asset Management

and the Investment Bank

achieved double-digit pre-tax
growth,

absorbing

net

interest

income

headwinds

that

in

particular

weighed

on

our

Personal

and

Corporate
Banking business. Our Non-core and Legacy

unit delivered a strong first quarter, although short of the exceptional results of last year’s 1Q.
On a reported basis, our pre-tax profit of 2.1 billion included

700 million of revenue adjustments from acquisition-
related effects and 1.1 billion of integration expenses.

Our effective tax rate in

the quarter was 20%.

For 2Q, we expect a

tax rate of around zero

due to a capital-neutral
tax

credit

from

further

legal

entity

streamlining

in

the

US

and

from

other

planning

measures

related

to

the
integration. We continue to expect our full-year 2025 effective tax rate to be around 20%, with a second-half tax rate of around 30% influenced by NCL’s reported pre-tax performance.
Slide 7 – Achieved 65% of gross cost save ambition, on

track to ~13bn by year-end 2026
Turning to our cost update on slide 7.

In the first three months of 2025, we achieved an additional 900 million in gross run-rate cost saves, bringing the cumulative total since the end of 2022 to

8.4 billion, or around 65% of our total gross cost save ambition.

By quarter-end,

we had

nominally decreased

our overall

cost base

by around

10% from

our 2022

baseline. Yet
looking-through variable compensation and litigation, and neutralizing for currency effects, we delivered

an even
greater net reduction in underlying

expenses, exceeding 20%.

As a result, more than

50% of our cumulative

gross
cost saves have translated into net saves

that benefit our run-rate.
The overall employee

count fell sequentially

by 2%, to

126 thousand, and

by around 20%

from our 2022

baseline.

As

I’ve

highlighted in

the past,

one

of the

keys to

meeting our

target cost-income

ratio

by

the end

of 2026

is
shutting down legacy Credit Suisse technology applications and infrastructure. To

date, we’ve retired over a

third
each of

these applications,

computer servers

and data

centers that

are

targeted in

our plans

for decommission.
These actions have

generated more than

700 million in technology

cost saves, with

Non-core and Legacy’s balance
sheet reduction a key driver of this progress.
We expect that most of the remaining 4.5 billion in gross saves required to achieve our 13 billion target will come from

reductions

in

technology,

staffing

and

vendor

costs. As

an

example of

what’s to

come

in

the

technology
context is

a run-rate

cost save

of 800

million related

to Credit

Suisse’s legacy

applications in

the Swiss

booking
center, which we’ll decommission after the completion of the client account migration in 2026.
Slide 8 – Our balance sheet for all seasons

is a key pillar of our strategy
Turning

to slide

8. As

of the

end of

the first

quarter,

our balance

sheet for

all seasons

consisted of

1-and-a-half
trillion in total assets, with around 615 billion in loan balances, 745 billion in deposits, and a loan-to-deposit ratio
of 80%.
The strength of our balance sheet is not just an essential component of our strategy, but a competitive advantage and source of confidence for our clients, especially during

times of uncertainty.

A

fundamental

driver

of

our

balance

sheet

strength

is

our

credit

book.

93%

of

our

lending

positions

are
collateralized, with 57% of the total balance

consisting of mortgages where the average LTV is 50%.
At

the

end

of

March,

our

lending

book

reflected

credit-impaired

exposures

of

1%,

unchanged

from

the

prior
quarter.

The cost

of risk

decreased

to 7

basis points

as we

recorded

Group

credit

loss expenses

of 100

million,
reflecting

121

million

of

net

charges

on

credit-impaired

positions

and

21

million

of

net

releases

across

our
performing

portfolio.

The

net

releases

were

due

to

our

recalibration

of

the

expected

credit

loss

scenarios

and
rebalancing of the factor weights.
Onto liquidity

and funding.

In the

quarter,

we made

strong

progress

on our

2025 funding

plan, already

having
completed

our

AT1

issuances intended

in

2025,

in

addition

to

having issued

3

billion

in

HoldCo

debt.

I

would
highlight that our

funding stability is

underscored by the

balanced currency

mix across

our assets and

diversified
sources of long-term funding and deposits.

Our average LCR was 181%, and remained around this level throughout

April’s volatile markets.

Slide 9 – Maintaining a strong capital position with

CET1 capital ratio at 14.3%
Turning to capital on slide 9. Our CET1 capital ratio at the end of March was 14.3%.

As a result

of our continued progress

with the integration, coupled

with strong financial

performance in the first
quarter,

it

is

now our

intention to

execute on

all

of

our

2025

capital return

ambitions announced

in

February.
Consequently,

our CET1 capital not only accounts

for the 500 million in

shares repurchased during the

first three
months of the year, but it also reflects the

accrual of the remaining 2

and a half billion

share buyback we intend

to
execute through the rest of 2025, of which 500 million

in the second quarter.

Risk-weighted assets fell by 15

billion sequentially,

driven by lower asset size

and the implementation of the

final
Basel III standards, which ultimately resulted in a net reduction of

9 billion in RWA.

This revised amount

reflects further infrastructure

and data quality improvements

finalized during the

quarter,

as
well as the effects

of additional mitigation and de-risking actions we

took across various credit,

counterparty and
market risk categories.

After receiving regulatory

approval, the final

operational risk-weighted

asset level also

came
in around 2 billion lower

than our February estimate. Netted within the

overall reduction, FRTB led to an

increase
of 6 billion, mainly related to the Investment Bank.
At the same

time, despite

the offsetting

effects of mitigating

actions, our

leverage ratio

denominator was

42 billion
higher sequentially, resulting in a CET1 leverage ratio of 4.4%.
The uplift

in LRD

was driven

by an

increase of

29 billion

from derivatives

exposures now

calculated under

the revised
Basel

III

standardized

approach

for

counterparty credit

risk.

With FX

accounting for

a

27

billion

increase

in

the
quarter, these factors more than offset asset size reductions of 13 billion.
A word on parent capital

and Group equity

double leverage.

As of the

end of March, our

parent bank’s standalone
CET1 capital

ratio on

a fully

applied basis

is expected

to be

12.9%, within

our target

range. The

sequential reduction
reflects

an

accrual

for

dividends

intended

to

be

paid

in

2026.

Over

the

next

few

quarters,

the

parent

bank’s
dividend-paying capacity is

expected to be supported

by both dividends and capital

repatriations from subsidiaries.
In addition, earlier

this month, as

expected UBS AG

paid a 6.5

billion ordinary dividend to

our holding company.
Taking

into account capital returns

to shareholders completed

or anticipated during the

first half of

the year,

we
expect the

Group’s equity

double leverage

ratio to

improve to

around 110%

by the

time we

publish our

Group
stand-alone accounts at the end of the second

quarter.
These actions

are consistent

with our

intention to

restore the

Group’s equity

double leverage

ratio towards

pre-
acquisition levels over the next several quarters.
Slide 10 – Global Wealth Management
Turning to our business divisions, and starting with Global Wealth Management on slide 10.
GWM’s

pre-tax

profit

was

1.5

billion,

up

21%

year-over-year

as

revenue

growth

outpaced

expenses

by

percentage

points.

This

translated

to

a

year-over-year

improvement

in

GWM’s

cost-income

ratio

of

over

3
percentage points to 75%.

In

Asia,

with

our

integration

efforts

now

largely

complete,

we’re

well-positioned

to

deliver

our

full

range

of
capabilities to

our clients.

Notably, our APAC franchise drove excellent

PBT growth of

36%, on 14

points of

positive
operating jaws and a

pre-tax margin of over

40%. In the Americas,

where we’re executing on

our growth plans,
we delivered

PBT growth

of more

than 40%

and a

pre-tax margin

of 12%. In

addition, each

of our

Switzerland
and EMEA regions grew profits by 7% in the quarter.
You

can find

additional regional

details, including

a breakdown

of revenue

lines, credit

loss

expenses, net

new
deposits,

and

customer deposit

balances, as

well

as comparatives

across

our

four

wealth regions,

in

our

newly
enhanced disclosure in the quarterly report and on page

22 in the appendix to this presentation.
Onto flows. GWM invested assets increased by 1%

sequentially with favorable currency effects and positive asset flows offsetting negative

market performance.

Net new assets

in the quarter

reached 32 billion,

representing a 3%
annualized growth

rate with

growth

in

all

regions, led

by

the Americas,

where

strong

same store

performance
supported NNA of

20 billion. Our

flow performance again

this quarter reflects

the actions I’ve

highlighted in the
past regarding

balance sheet optimization

that support higher

pre-tax margins

and returns

on attributed

equity,
but at times come at the expense of net new

assets.

For example,

we again

successfully managed

the roll-off

of preferential

fixed term

deposits associated

with our
2023 win-back campaign.

Of the

54 billion

in deposits maturing

in 1Q,

as in

prior periods we

converted around
85% into more profitable liquidity and investment solutions. But some less profitable flows left the platform. You
can see

the clear

improvement we’ve

achieved in

enhancing profitability

from these

balance sheet

actions in

GWM’s
revenue over RWA ratio, which has grown 2 points year over year, and has reattained pre-acquisition levels.

Further evidence of clients seeking our market-leading advice and solutions and helping drive sustainable revenue growth

is

underscored

by

our

net

new

fee

generating

asset

performance

of

27

billion

in

the

quarter,

a

6%
annualized growth rate. We

saw continued momentum in discretionary mandates, including SMAs in the US and
our signature

MyWay

solution, delivered

through our

Swiss and

international platforms. MyWay

mandates have
grown to 20 billion, up almost 80% from the prior year

quarter.
NNFGA growth was especially strong in our

APAC franchise at an

annualized growth rate of 10%, with mandate
penetration at its highest level on record.
Looking ahead to the second quarter,

while maturing fixed-term deposits are becoming a

less material headwind
to flows,

seasonal US tax-related

outflows in the

high single-digit billion

range, elevated as

a result

of last year’s
strong market performance, are expected to weigh on GWM’s

2Q net new assets.

I would also

highlight that

we saw a

modest pick-up

in lending across

the wealth

business, with

client re-leveraging
supported by a lower rate environment. Net new

loans were 2.2 billion, driven by Lombard lending in

APAC.
Turning

to revenues. GWM’s

top line increased

by 6%, driven

by elevated client engagement, increased

solution
take-up by clients seeking diversification across geographies and asset classes, and higher average-asset

levels.

Recurring net fee income increased

by 8% to 3.3

billion from positive

market performance and over 70

billion in
net new

fee-generating

assets over

the past

12 months.

Margins continued

to hold

up sequentially

and are

expected
to

remain

around

these

levels, especially

as

recently

migrated clients

and

those remaining

on

the Credit

Suisse
platform now have access to the full breadth of our

CIO value chain-led capabilities and solutions.

Transaction-based income increased

by 15%

to 1.4

billion, in

a market

environment where

our franchise’s

enduring
advantages set us

apart. Without a major

shift in asset

allocation during the

quarter,

clients nevertheless actively
repositioned portfolios,

benefitting from

our investments in

capabilities, solutions, and

unified teams.

This drove
double-digit growth across Structured Products and Cash Equities, with Wealth Planning and Life Insurance up by more

than 50%.

Alternatives were

up 40%,

fueled by

the joint

Unified Global

Alternatives initiative

with Asset
Management.
Regionally,

we saw

a continuation

of transactional

growth spanning

the wealth

franchise, led

by APAC

and the
Americas, where transactional revenues increased by 28% and

16%, respectively.

Net interest income at 1.5 billion was

down 4% year-over-year

and 7% quarter-over-quarter,

with the sequential
trend reflecting a lower day count

and headwinds from declining rates in Swiss

franc and euro, partially offset by
ongoing balance sheet optimization efforts.

Of the

sequential decline,

1 percentage

point reflects

a change

to our

client segmentation

approach between

GWM
and P&C

that we

implemented in

February,

but was

not included

in our

guidance. This

change led

to a

shift of
some affluent clients from GWM to

P&C, including loan balances

of 8 billion. Despite the

modest effect on NII, we
ultimately decided

to not

restate our

accounts for

this transfer,

given the

immaterial impact

to the

P&L of

both
divisions overall.

Now

to

our

NII

outlook.

For

the

second

quarter

of

2025,

we

expect

GWM’s

net

interest

income

to

decrease
sequentially by a low-single

digit percentage, despite day

count helping, primarily

from lower Swiss franc and

euro
rates after the March cuts. We also expect a seasonal decline in client deposits following April tax payments in the
US,

although

there

could

be

upside

should

clients

maintain

a

more

defensive

posture

amid

ongoing

market
uncertainty, driving higher sweep and account balances.
For full year 2025, we continue to expect

GWM’s net interest income to decrease by a low single-digit

percentage
compared to 2024.
Underlying operating expenses were up

by 1%, with lower

personnel and support costs offset

by higher variable
compensation tied to

revenues. Looking through variable

compensation, litigation

and currency effects, costs

were
down 5% year-over-year.
Slide 11 – Personal & Corporate Banking (CHF)
Turning to Personal & Corporate Banking on slide 11, where my comments will refer to Swiss francs.
P&C delivered first

quarter pre-tax profit of

597 million, down

23% as lower

interest rates led

to an 18%

reduction
in net interest income.
Recurring net fee income increased

by 3% driven by record

volumes of investment products in

Personal Banking,
supported by strong

sales momentum,

including a 12%

annualized growth rate

in net new

investment flows

in the
first quarter.

Transaction-based

revenues decreased by

2% as strong

performance in Personal Banking was

more
than offset by the effect of lower corporate finance activity amid softer economic conditions.

Sequentially,

NII decreased by 7%

largely reflecting the effects

of the SNB’s 50-basis

point rate cut announced in
December and a lower

day count, partly offset

by the effect

of the client

segmentation shift between GWM and
P&C that I

mentioned earlier,

which provided a

1-percentage-point quarter-on-quarter uplift to

P&C. To

mitigate
the effects

of lower

rates, we adjusted

deposit pricing on

select products

and continued optimizing

our banking
book.

Looking to the second quarter, we see a sequential

decrease in the low single-digit percentage

range for P&C’s NII
in Swiss francs, which translates to

a sequential mid single-digit percentage increase

in US dollar terms, based on
current FX rates. The outlook is driven by last month’s SNB 25-basis point rate cut, despite day count helping, and
the latest change to the SNB’s threshold factor

for remunerating sight deposits.
For full year 2025, we continue to expect an NII decline

of around 10% versus 2024 in Swiss francs, translating to
a more modest reduction on a US dollar basis.
Credit loss

expense was 48

million, an 8

basis point cost

of risk

on an

average loan

portfolio of 245

billion. This
included Stage 3 charges of 54 million, again

predominantly from Credit Suisse exposures.

Reflecting on

developing macroeconomic

events, we

currently

assess that

exposures

to our

more

tariff-exposed
corporate clients within our Swiss credit book are well-contained. On this basis, for full-year 2025, we continue to
expect P&C’s CLE to be around 350 million.
This said, we’re closely monitoring US trade policy developments and their first- and second-order impacts on our
Swiss

loan

exposures,

thereby

intending

to

update

our

credit

loss

expectations

and

allowances

as

and

when
appropriate.

P&C’s operating expenses in the quarter were 1.1 billion,

down 4%.
Slide 12 – Asset Management
Moving to slide

12. Asset

Management drove a

pre-tax profit of

208 million,

up 15% year-on-year, with

disciplined
cost management more than compensating for lower

revenues.

Net management

fees declined

by 4%,

as the

effect of

higher average

invested assets

was more

than offset

by
margin compression from

clients having rotated

into lower-margin

products over recent

periods. This said,

we’re
gaining traction

in delivering

differentiated and higher

margin products,

including in

our Credit Investments

Group,
and in UGA, which saw strong net new commitments

in the quarter and invested asset growth of

13% compared
to a year ago.

Performance fees were 30

million, in line with

the prior year, and with higher revenues

from our credit capabilities.
Net

new

money

was

positive

7

billion,

with

strong

flows

in

money

market and

active

fixed

income, as

well

as
sustained demand for SMAs, which saw

inflows of 4.5 billion this quarter.
Operating expenses

were

10%

lower as

Asset

Management re

-tools for

growth

by

continuing

to

make strong
progress in streamlining its infrastructure and operating model.

Slide 13 – Investment Bank
On to slide 13 and the Investment Bank.

In the IB

we delivered pre-tax

profit of 696

million, up 72%,

and a return

on attributed equity

of 16%, all

while
absorbing incremental RWA from the implementation of the final Basel

III FRTB rules.

Revenues increased by 24% to 3 billion, driven by

Global Markets, which posted its best quarter

on record.

Banking revenues decreased

by 4% to

564 million, broadly

in line with

the fee pool.

While the market

environment
weighed

on

our

Banking

results

across

products

and

regions,

and

despite

growing

economic

uncertainty,

our
pipeline

continues

to

build.

We

remained

top

10

in

announced

M&A

and

saw

continued

momentum

in

our
mandated deal book.
In

Advisory,

top-line growth

was

17%,

while Capital

Markets

revenues

declined by

13%,

mainly

due

to

softer
sponsor

activity.

In

the

Americas,

the

mix

within

the

LCM

fee

pool

shifted

towards

corporates

and

away

from
sponsors, where we’re

more concentrated.

In ECM, although

the 1% revenue

decrease outperformed

the fee

pool,
we remain focused on our pipeline build, which is expected

to yield meaningful returns over the medium-term.
Regionally, APAC

grew its overall Banking revenues

by over 70% compared to

the prior year quarter and

delivered
its best first quarter on record in M&A.

Revenues in Markets increased by 32% to 2.5 billion. Against a market backdrop of elevated activity and volatility in Equities and FX,

where our IB is

more concentrated, we capitalized on the

enhanced capabilities acquired with
Credit Suisse and our multi-year investments in technology.

We saw increases across all regions, with the Americas, APAC and Switzerland each delivering their best quarterly performance on record.

Equities revenues reached a new

high, driven by Equity

Derivatives, with increases across all

regions and supported
by Cash Equities and Prime Brokerage. FRC increased by 27%,

primarily driven by FX.

Operating expenses rose by 14%, largely reflecting increases in personnel expenses.
Slide 14 – Non-core and Legacy
On slide 14, Non-core and Legacy’s pre-tax loss was 200 million with 284 million in revenues.

Funding costs

of around

130 million

were more

than offset

by revenues

from position

exits, particularly

in structured
products.

This

included

the

expected

gain

of

around

100

million

from

closing

the

sale

of

Credit

Suisse’s

US
mortgage servicing company announced last year,

which also eliminates run rate

costs of around 100

million per
annum.

Operating

expenses

were

down

38%

year-on-year

and

12%

sequentially,

as

NCL

continues

to

make

excellent
progress in driving out costs.

For the remainder

of the

year, we expect NCL

to generate

an underlying

pre-tax loss, excluding

litigation, of

around
1.7 billion,

including revenues

of around

negative 300

million, mainly

from funding

costs. Revenues

from carry,
continued

exits

and

remaining

fair

value

positions

are

expected

to

net

around

zero,

and

underlying

operating
expenses should average around 450 million per

quarter.

While the

current environment

may slow

the pace

of exits,

it is

unlikely to

materially affect

the financial

performance
of our

NCL portfolio.

As examples,

hedges in

the macro

book, and

the nature of

our now

much smaller

credit book,
render the valuation of both portfolios less susceptible

to market volatility.
Slide 15 – NCL run down continuing at pace
Now onto Slide

15. Since the

second quarter of

2023, Non-core and

Legacy has freed

up almost 7

billion of capital,
reduced its cost base by over 60% and closed 74%

of the 14 thousand books they started

with.

As of the end of March, risk-weighted

assets in NCL were 7

billion lower than in the

prior quarter, as position exits
across securitized

products, credit

and macro

more than

offset the

inflationary effects

of the

final Basel

III standards.

Again this quarter, the

skillful expertise of the NCL team has kept us well ahead of our de-risking schedule. Given this accelerated progress, we’re upgrading our ambitions and now aim to drive NCL’s credit and market risk RWA below 8 billion by the end of 2025, and to around

4 billion by the end of 2026.

While

we

expect

the

reduction

in

balance

sheet

to

continue

to

contribute

to

NCL’s

cost

performance,

as

I’ve
highlighted in the

past, further savings

from technology,

real estate

and resolving ongoing

litigation matters will
take longer to achieve. This underpins our 2026

exit-rate cost guidance I offered last quarter.
With that, let’s open for questions.

Analyst Q&A (CEO

and CFO)
Jeremy Sigee, Exane BNP Paribas
Good morning. Thanks very much.

Firstly, just a basic one. The fact that you're accruing the whole of the 2025 share buyback suggests that you intend to do that

almost regardless of what the draft rules look like when
they’re published in June. Is that a fair interpretation?
And then my second question is a bit broader. Could you talk about how your wealth management clients in
different regions are reacting in April post the tariffs in the US? Are they doing more with the bank or less with
the bank? What are their risk appetites? If you could

talk about that, that would be great. Thank you.
Sergio P.

Ermotti
Thank you, Jeremy. No, it is not a fair representation considering what I said, that our language hasn't changed
and we said, very clearly that we are accruing based

on what we know and we see today, based on our strong
performance, based on our strong capital position.

That, of course, all of this is subject to

us continuing to
develop, well, in terms of financial targets,

the integration, and as we pointed out,

any material and immediate
change in the regulatory regime.
So, in respect of the activity in April, I can only say that of course, we had a, as I mentioned in my remarks,

we
saw a huge spike in client activity and volatility

in the first couple of weeks in the first

few days of April. So,
even achieving a 30% increase compared to the peak

of COVID times, which is quite exceptional.

But it's fair
to say that if you look at the last 10 days or

so, there is a fatigue coming in. You'd see it also in financial markets. I think that markets are stabilizing around current levels across many asset classes and it's much more
of a wait-and-see attitude and so in that sense

it's a more normalized environment.
Jeremy Sigee, Exane BNP Paribas
Thank you.
Giulia Aurora Miotto, Morgan Stanley
Yes. Hi. Good morning and thank you for taking my question. So, the first one,

I was surprised to hear that
there is re-leveraging in Asia. That's quite a positive development.

And I was wondering if that has carried
through also in April or was it only a Q1 phenomenon,

and then got shutdown by the tariff discussion.
And then the second question instead, of course,

I have to ask on capital, and May is the

next catalyst there, or
at least we will learn something there. Is there any development that you can share with us in terms of what

to
expect, and what will go under government

ordinance, what will be put to parliament, yeah,

any updated
thoughts would be helpful. Thank you.

Sergio P.

Ermotti
Let me pick up the second one, and Todd will pick up the first question. There are no developments other than
the updated timeline for the announcement

of the proposal that are now seen, are going to come in during the first week
[edit: weeks]

of June. So, we don't know what's the

content of this proposal in terms of – also, if
there is any split between ordinance or legislative process. So, we are in a wait-and-see and we will see like
everybody in five to six weeks' time.
Todd

Tuckner
And Giulia, I'd say it's helpful to step back

and look at the bigger picture here, on the lending question.

I mean,
clearly for GWM, one of our strategic imperatives

is to grow lending, albeit selectively and profitably. And as a driver of enhanced relationship revenues for clients, so

we're pleased with the developments that we saw

in
1Q. I mean, we can't speculate on where things

are going to move given the current environment for sure. But we're pleased with the 1Q performance, and that

still remains a strategic focus for us.
Giulia Aurora Miotto, Morgan Stanley
Thank you.
Kian Abouhossein, JPMorgan
Yes. Thanks for taking my questions. I wanted to come back to US wealth management.

If you could maybe
run – you clearly have done some strategic changes

around the US wealth management business, both

on
compensation, but also incentives, et cetera.

And if I look on a year-end basis versus

now, you have reductions
in advisers. I just wanted to see where should we

think adviser numbers to go to in US wealth.

And how should
we think around the net new flows but also impact

in that respect because you made some statements

in the
last quarter that could be a deterioration, but

also in terms of improvement in pre-tax margin. So, a bit

more of
a holistic approach around the changes that you have

done and the impact.
And then secondly, just coming back to the Federal Council report, can you just take a step back and just give
your current views around your positioning against other

banks, but also potential offsets that you can think
about in order to offset some kind of additional capital requirement, even in big picture terms, if you could talk
about that?
Todd

Tuckner
Hi, Kian. So, on the wealth one, let's zoom out

a bit and just reiterate that we're executing at pace on our plans and our strategy. You

know, clearly,

quarter-on-quarter, we could see volatility. But this said, we're looking at our ambition to achieve, as you know, a structural mid-teen pre-tax margin. And we look at that as
a two to three-year journey.
As we zoom in, the question on really our platforms

and advisers, first, I'd say our platform is stable.

There's
been a broad support for our strategy, which is intended to better align advisor incentives with the strategic
goals of the firm. That's evidenced by the very

strong same-store net new money we've seen, perhaps

the
strongest net new money we've seen over many

quarters in the first quarter.

In terms of the head count, I would just say

that our recruiting pipeline is robust. There is some attrition that
one can expect. And in fact, we're observing across the

industry, given the market dynamics of 2024 versus the
beginning of 2025 and the outlook that would

create some movement across the industry in terms

of advisory
repositioning. But nothing I would highlight in

our own platform.
Sergio P.

Ermotti
Kian, before I answer the question, can you specify

what do you mean by positioning versus

other banks?
Kian Abouhossein, JPMorgan
Yes, Sergio. I left it open on purpose, just to see, leaving the floor open to some extent.
Sergio P.

Ermotti
Okay.
Kian Abouhossein, JPMorgan
To

see what – yeah, what you can tell us and

your thoughts about it, because it is clearly a

very open question.
It's very difficult for us to look through as well.
Sergio P.

Ermotti
But you know, Kian, the call is scheduled to and at 10:30, so I'm not so sure I have so much time to go through
that. So, but so the issue is very clear that,

when I look at the regulatory framework in Switzerland,

it's one of
the most demanding. And particularly after

we fully implemented Basel III, I think that

in terms of relative
game, that we are comfortable at, that we have a strong

and demanding regime. That capital and strength is
one of our key pillars.
Having said that, we all know that there is a point

in time in which too much is not necessarily

positive. And
therefore that's the only consideration I can say when

we speak about relative terms. So, because at the

end of
the day, as we always say,

we are not only competing in terms of return on capital,

but we are also competing
for capital. And therefore, having an attractive, sustainable business that also delivers appropriate return is

a
key element on judging and balancing any

regulatory regime. That's

what I can say.
So, in respect of set of measures, the set of measures can only be decided and analyzed when you know what
is the outcome. And so, we will need to assess

exactly what the proposal is in terms of

impact and timing.
Kian Abouhossein, JPMorgan

And Sergio, just very quickly, do you expect enough clarity to assess with that report?
Sergio P.

Ermotti
I hope, I don't expect.
Kian Abouhossein, JPMorgan Securities
Okay. Thank you.

Stefan Stalmann, Bernstein Autonomous
Hi. Good morning. Thank you very

much for taking my questions. I have two on

capital, please. The first one
on the parent bank, the fully loaded CET1 ratio was I think

down by about 60 basis points during

the quarter.
Was there anything particular to highlight that happened during the quarter?
And the second one, a bit more, let's say, strategic. The risk density in the group has actually come down quite
a bit. And it's now a bit below 31%. And

I think the hope was always in a way that

Basel IV would kind of lift
this risk density towards 35%, where it doesn't matter

anymore whether leverage or risk-weighted assets drive
your capital requirement. But now it's 31%, it looks like

you're quite deeply constrained by leverage, not risk
weighted-assets going forward. Do you expect this to

change at all from what you can see? And if not, does

it
have any impact on the way that you run

your capital management going forward?
Todd

Tuckner
Thanks. Thanks, Stefan, for those questions.

I appreciate you bringing those up. So, first on the

capital, the
parent bank quarter-on-quarter reduction, as I mentioned in my comments comes from the accrual of a
dividend that we expect to pay in 2026

in relation to 2025, overall earnings of the

parent bank. So, it's a
dividend accrual that effectively drove the capital ratio

within our guidance.
On the second one, it's a very good spot

on your point about risk density coming

in. You know,

I would say,
you're also right where I would say more constrained by leverage than risk weighting. But remember that we
set our CET1 capital ratio on a risk-weighted

basis as our key target. So, in that sense,

that becomes for us
binding unless truly leverage becomes binding.
But to answer your question about what you

can do about it or what the cause was or

is I would say that, you
see how we've been able to really drive down RWA because of the technical nature of it, in the way we've
been able to manage down work…also work

to get approvals on models, on methodology, on data quality, on all the issues, the coverage of external

ratings, all the things that have helped

us drive down.
I think the leverage ratio, unfortunately, is just more simple, less fertile ground for optimization.

And so, you
saw, as I commented that we had the SACCR increase, whereas on RWA we had a more fertile ground to optimize. So, I think your observation is correct, but I

don't see it this time given we intend to

operate with a
CET1 capital ratio of around 14%, which for us is binding,

even though you're right, leverage is – we have

less
cushion on the leverage side than we do

on the risk-weighted side going....

Nothing is changing as we move
forward. That's the way we're thinking about it.
Stefan Stalmann, Bernstein Autonomous
Okay. Thank you very much.
Benjamin Goy, Deutsche Bank
Yes. Hi. Good morning. Two

questions, please, from my side. First on your India

partnership, maybe you can
comment a bit more broader on the onshore, offshore dynamics we should expect in emerging markets going
forward, even in a large market like India, you have to

do a partnership.

And then secondly, markets are now pricing in again, negative rates in Switzerland. Just wondering, short-
term, any impact or, below zero, if there's not much like an incremental negative impact. The longer-term question is the 50% cost to income ratio target

in your Swiss business was, I assume done or

based on a more
positive interest rate outlook and how do you intend

to achieve that or is more due to come out on

the cost
side? The longer-term question is the 50% cost to income ratio target in your Swiss business was, I assume
done or based on a more positive interest rate outlook

and how do you intend to achieve that or

more due to
come out on the cost side? Thank you.
Todd

Tuckner
Yeah. Hi Benjamin, let me address the second question. So, on your observation regarding the market pricing and negative rates, as we indicate in our interest rate

sensitivity and as I've commented before, we certainly

see
convexity in the movement of rates either

down or up, in the sense that whether rates

move into negative
territory or move up, that would be accretive to our

net interest income in our P&C business. So, in that

sense
to the extent that is priced in and to the extent

that actually happens, we see upside in our

NII.
You asked about the expectation on the cost/income ratio targets that we have by the end of 2026. I would
say it's we continue to execute against that

expectation. That is our expectation at

this stage. Not changing
that given interest rate expectations at this point in time.
Sergio P.

Ermotti
So, on India I think that we see a secular trend developing

for the Indian market domestically and but

also at
the same time, we see also an opportunity

for India residents booking business outside.

And looking at our
current setup, we saw that, we decided that the best

way to pursue the next phase of growth and growth
opportunities in India for us was to partner

with the only fully independent asset

gatherer in India. And so
through that, through the combination of us buying a

stake, but also bringing our current business into 360,
we can now leverage for the future.
So, we see very good prospects across the board in terms of

not only sharing our best practice globally, but
also learning on the domestic markets.

And we'll take it from there. So, I think that we are very optimistic about the long-term potential growth in India.
Benjamin Goy, Deutsche Bank

Thank you.
Amit Goel, Mediobanca

Hi. Thank you. And maybe just more of a follow-up

question, but just the remarks earlier about the equity
double leverage and kind of looking to get

down to the 110% at Q2. And then continue

to bring it back to
pre-acquisition levels in the quarters after. I'm still kind of curious, why? What drives the pace of that, and kind
of, what's the cost or what's the consequence

if you were to stay at 110%? Because let's say

if the group were
to have less leverage at the parent bank level, what

would stop the group having a bit more leverage at the
group? And what would be the consequence, or what

is the benefit of bringing that down from 110% to say
105% or 100%? So, that's the question there.

And then just on the PCB business, again

I appreciate the response on if rates, for example, if they

were to go
negative, et cetera, the convexity. I'm just wondering what you're thinking about volumes there given the
exchange rate movement. Any color would be

helpful. Thank you.
Todd

Tuckner
Thanks, Amit. So, on the first, your question

in terms of the consequence of a higher one or

the benefit of the
lower one for sure, the way we look at it is a lower

one, which is to say our pre-acquisition levels, the

way
we've historically operated. One is more prudent.

It's aligned with our strategy. And third, it just offers far more flexibility. So, if you operate at a higher level and then you hit any stress, then you've effectively sold your
buffer,

and so that's the reason why it's prudent to operate

at the levels that Sergio and I have been
highlighting over the last quarter or two, since

I raised the topic last quarter.
In terms of P&C volumes. As we look, we look

forward, I would say, at this point, the outlook on lending is flattish for now in terms of volumes and ways

that if that is a mitigant for sure, the balance sheet

optimization
that they've done, that the business has done on

the asset side, has driven profitability, return on attributed equity, revenue over RWA, accretion, appreciation. So, I would say that's the main focus on the lending side.
Deposit outlook is also relatively flattish, maybe some

short-term moderate down a bit in a very competitive
market and we're not chasing where we're seeing competitors buying deposits at much higher rates to protect
their loan books. So, our deposit outlook is stable,

I would say. But again, there we have adjusted deposit
pricing on select products to help. But at the end

of the day, as I've said before, certainly the biggest help
would be rates either moving down or up

from a sort of a zero perimeter as that would really be the most accretive from a NII perspective in the P&C business.
Amit Goel, Mediobanca

Thank you.
Andrew Coombs, Citigroup

Hi. Good morning. I have two follow-ups,

please. One on capital and one on GWM

NII. On capital, coming all
the way back to Jeremy's first question, you've taken

a change in approach. You've fully accrued for the
buyback rather than taking the capital impact

as and when you execute. And can I just

ask what was the
rationale for doing this? And is this something

you envisage doing going forward, as well?
And the second question on GWM NII, and I think

at the full year results, you talked about Q1 being

down
low- to mid-single digits sequentially. You've ended up down 7%. And you said that 1 percentage point of that was due to the re-segmentation. But nonetheless, it looks

a little bit worse than your original guidance.

So,
perhaps you could explain why it came in

slightly worse than you initially expected?
And then more broadly, your full year guidance for GWM NII is unchanged. But it was previously predicated on
the second half being flattish versus the first

half. Are you now seeing a slight recovery in the second

half?
Sergio P.

Ermotti
So, thank you, Andrew. So, on capital, again, I think that's, the main driver here is to also manage our ratio in
respect of our guidance. And by doing the accruals,

we basically take it closer to our “around 14%.” But

most
importantly, I think that's the real factor that has changed is that we moved from having an ambition to having
an intention to.

I mean, this is all still subject to the conditions

we always set in terms of financial performance.

And also, no
material and immediate change in the regulatory framework.

But it's clear that now we have – because of

the
results and the progress we are making in the integration, and everything that we can control, we feel
comfortable that this is the way to go.
So, you can always expect that as soon as we

feel that there is a change between ambition and intention,

also,
from a accounting standpoint of view, we will accrue in a prudent manner which we believe is also more
prudent – that kind of reserve, then in order to then execute on capital return plans.
Todd

Tuckner
And Andrew, on the second question. Yeah, the reason I gave some color on the segmentation change is, is just to explain a bit of the delta. But with

that explained, you kind of get into the

mid-single-digit range, which
is where we've guided into 1Q sequentially from 4Q.
In terms of the outlook, going forward, you're right. I mean,

I'm reaffirming the full year NII guidance for
GWM. I see the loan outlook to be, again,

dependent on the rate environment, but the loan

outlook to be
positive, also dependent on the macroeconomic environment.

But that right now, until we see any drastic
change, the loan outlook has been accretive on the

NII in terms of the rest of the year for GWM.
And also, the deposit outlook is helping as well,

again, subject to macroeconomic developments.

But we also
see some of the preferential FTD headwinds tapering.

And so ultimately this is contributing as well to

deposit
margins increasing. So, for those reasons, I've kept the

guidance stable for the full year. And as I said, offered
the explain to sort of move into the Q1

guidance range.
Andrew Coombs, Citigroup

That's great. Thank you, both.
Chris Hallam, Goldman Sachs

Yeah. Good morning, everybody. Thank you for taking my questions. You mentioned in the prepared remarks
the LCM fee pool shifted towards corporates and away

from sponsors. Any insights you can share on your
discussions with the sponsor community more broadly, how do you expect them to act in the coming quarters based on the operating backdrop we see today? And

maybe at what point would you consider reassessing

the
banking revenue ambition for 2026? I guess, in light

of the slower activity levels year to date?
And then second, I just want to come back on

this risk of an immediate and material change

to the regulatory
regime. So, I appreciate the processes is maybe less clear than it was, the range of outcomes has probably
widened, but has the risk of immediacy also

increased? It feels as though, if anything stuff is being pushed to
the right a little bit, and obviously there hopefully would

be still some kind of phase in period, one

would
assume, so just any thoughts on that.

Thank you.
Sergio P.

Ermotti
Well, look, I think that generally speaking it's… On

a year-on-year basis, the drop in the sponsor-related activity was more important, but I would say that in general, the

sponsors are also like everybody on a wait and see
attitude. A lot of transactions are on hold. They are not

necessarily being canceled. Of course, if you look

at, to
some extent the view levels of funding and spreads

and credit markets may put some transaction at,

in
question. But, generally speaking the sense

is that people are waiting to see if the situation clarifies in the next
couple of months and then they're going to go

into executing on plans for either

add-on acquisitions or
disposals, IPOs. So, I think that the most

important issue that we see right now is

that the pipeline of potential
transaction is still healthy and building up. So,

we don't see a stop on that.

So, coming to your question, I think that when

we would change our outlook for the

over-the-cycle and
ambitions on the top line is going to be

when, if, we have a material change

in the market conditions and in
the prospect for the growth of banking businesses in the industry. Our intention to be a relative winner out of
it by gaining share of wallet remains unchanged. So, if

we have to change our revenue assumptions, we're
definitely not going to change our market

share ambitions to improve and monetize on the investments

we did
on the platform in the last 24 months.
In respect of the second one, I mean, look, it's

just prudent – we are not in control of this process. We don't know what's coming out. And so, we can't

rule out anything in terms of the materiality

of the change, and the
timing. Therefore, you have to interpret this language more as a prudent way to highlight that we are – that
that's a possibility, that doesn't necessarily reflect what we expect or don't expect.
Chris Hallam,

Goldman Sachs

Okay. Thanks, Sergio.
Piers Brown, HSBC
Yeah. Good morning. I've got two. One on FRC, so up 27% year-on-year. It's much stronger print than a lot of your peers. And I'm just wondering, is that

business mix related? You've mentioned the strength of FX, or do you feel that you're still winning back market share in

that business?
And then the second question, sorry to come

back on capital again, but you did say

in the fourth quarter that
you had further subsidiary repatriations potentially

in the pipeline. I think you mentioned $5 billion

from CSI
and maybe something more coming out of the IHC.

Can you give an update on progress on both of those
fronts? Thanks.
Todd

Tuckner
Hi, Piers. So, on the first question, yeah, the

pickup in FRC year-on-year was driven by FX where we're strong, concentrated. You know we had… it was a difficult quarter, I think for those that are more in rates and credit.
And we're, as you know, under concentrated there, so we didn't have that impact,

so we benefited from
where we were well indexed in the FRC segment.
On the capital question, in terms of

an update, yes, you recall correctly that there remains additional capital to
be repatriated out of some of the foreign subs, in particular the UK one. And a bit more as well in the US.
We're going through the normal process with the regulators to approve the release of their capital,

which is to
say that we continue to work down the portfolios,

largely non-core and legacy portfolios, in those

entities. And
as we continue to make progress and that capital is indeed excess,

including from a supervisory standpoint,
under their conservative lens, they'll give us

the – they’ll signal the okay and then we'll repatriate

that, over the
course of the next several quarters.
Piers Brown, HSBC
All right. That's great. Thank you.
Sergio P.

Ermotti
Thank you. So, there are no more questions. So, thank you for calling in and for your questions. And the IR
team is at your disposal for any follow-ups.

So have a nice day. Thank you.

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By:

/s/ David Kelly

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Name:

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By:

/s/ Ella Copetti-Campi

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Name:

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Executive Director
UBS AG
By:

/s/ David Kelly

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Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Copetti-Campi

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Name:

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Date:

April 30, 2025